1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM | NYSE-MKT: KXM

January 7, 2013

Tia Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 6, 2012, regarding
Kobex Minerals Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 001-32558

Dear Ms. Jenkins:

This letter responds to the staff’s comments set forth in the December 6, 2012 letter regarding the above-referenced Form 20-F of Kobex Minerals Inc. (the “Company”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in the Company’s filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in the Company’s filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 20-F for the Year Ended December 31, 2011

Risk Factors, page 14

Staff Comment No. 1.

Please disclose whether any of your officers and/or directors have visited your claims, and if so, when and for how long.  If they have not visited your claims, please add related risk factor disclosure.

Tia Jenkins
January 7, 2013

Kobex Minerals Inc.’s Response No. 1:

Mr. Hills, the Company’s Chief Executive Officer and a Director visited the Company’s Mel property claims in May 2012.

No current director or officer of the Company has visited the Company’s Barb property claims which are in an earlier stage of exploration than the Mel property.  The Barb property was acquired and explored by a predecessor company prior to the amalgamation with the Company and was visited by officers of the predecessor entity.

Disclosure on the above has been included in the amended 20-F for the year ended December 31, 2011 filed with the SEC on January 7, 2013 (the “Amended 20-F”).

History, pages 33, 34, 36, 38, 41, and 43

Staff Comment No. 2.

With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7.  However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101.  Since you disclose that you cannot confirm that such information is in compliance with NI 43-101, you may need to remove disclosure of the related estimates.  Please note NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the discloser:

•	Identifies the source and state of the historical estimate

•	Comments on the relevance and reliability of the historical estimate

•	States whether the historical estimate uses categories other than those prescribed by NI 43-101

•	Includes any more recent estimates or data available.

Kobex Minerals Inc.’s Response No. 2:

Modifications have been made to the Company’s disclosure based on the Staff’s Comment No. 2.  These modifications can be found in the Amended 20-F.

Staff Comment No. 3.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

Tia Jenkins
January 7, 2013

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Kobex Minerals Inc.’s Response No. 3:

Modifications to the disclosure in Item 4.D have been made to the Amended 20-F to include the requested maps based on Staff Comment No. 3.

Staff Comment No. 4.

In the description of each exploration property, please provide a clear statement that the property is without known reserves and your proposed programs are exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

Kobex Minerals Inc.’s Response No. 4:

Modifications to the disclosure have been made in the Amended 20-F based on Staff Comment No. 4.

Item 18. Financial Statements, page 96

Staff Comment No. 5.

With regard to Form 20-F requirements, compliance with Item 18 rather than Item 17 is required for all issuer financial statements in all annual reports on Form 20-F.  In future filings, please revise to comply with or revise this section to indicate your compliance with Item 18 of Form 20-F as applicable.  We refer you to the General Instruction E to Form 20-F.

Tia Jenkins
January 7, 2013

Kobex Minerals Inc.’s Response No. 5:

Modifications to the disclosure have been made in the Amended 20-F based on Staff Comment No. 5 to state that the Company complied with Item 18 instead of Item 17.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

15. Transition to IFRS, page F-23

Staff Comment No. 6.

We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS.  To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and described the accounting principle that was used and how it was applied.  In addition and to the extent material, also quantitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions.  Refer to the Instruction 3 to Item 8 of Form 20-F.

Kobex Minerals Inc.’s Response No. 6:

The Company did not apply any exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 upon adoption of IFRS, as there were no relevant accounting circumstances that would require the application of the exceptions and therefore no disclosure was required.

* * * * *

Kobex Minerals Inc. hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tia Jenkins
January 7, 2013

Thank you for your review of the filing.  If you should have any questions regarding the Amended 20-F or our response letter, please do not hesitate to contact the undersigned at (604) 688-9368 or Kenneth G. Sam of Dorsey & Whitney LLP at (303) 352-3445.

Sincerely,

Kobex Minerals Inc.

/s/ Alfred Hills
Alfred Hills
President and Chief Executive Officer

cc:           Kenneth G. Sam, Dorsey & Whitney LLP
Geoffrey Bach, Kobex Minerals Inc., Chief Financial Officer